FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 01 October 2021
Exhibit No. 2	Block listing Interim Review dated 05 October 2021
Exhibit No. 3	Statement re: Prosecution dated 07 October 2021
Exhibit No. 4	Publication of Suppl.Prospcts dated 08 October 2021
Exhibit No. 5	Total Voting Rights dated 29 October 2021

Exhibit No. 1

1 October 2021

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) was notified on 29 September 2021 that the trustee of the Company's Buy As You Earn Share Plan (the Plan) purchased ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on 28 September 2021 on behalf of the PDMR named below as a participant in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Katie Murray	Chief Financial Officer, NatWest Group plc	69	£2.2035

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 2

BLOCK LISTING SIX MONTHLY RETURN

Date:   5 October 2021

Name of applicant:		NatWest Group plc
Name of scheme:		NatWest Group plc 2007 Sharesave Plan
Period of return:	From:	1 April 2021	To:	30 September 2021
Balance of unallotted securities under scheme(s) from previous return:		9,851,637
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		9,851,637
Name of contact:		Mark Stevens
Telephone number of contact:		0131 556 8555

Name of applicant:		NatWest Group plc
Name of scheme:		NatWest Group plc 2007 Irish Sharesave Plan
Period of return:	From:	1 April 2021	To:	30 September 2021
Balance of unallotted securities under scheme(s) from previous return:		1,333,341
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,333,341
Name of contact:		Mark Stevens
Telephone number of contact:		0131 556 8555

Name of applicant:		NatWest Group plc
Name of scheme:		NatWest Group plc UK Sharesave Plan 2017
Period of return:	From:	1 April 2021	To:	30 September 2021
Balance of unallotted securities under scheme(s) from previous return:		987,840
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		987,840
Name of contact:		Mark Stevens
Telephone number of contact:		0131 556 8555

Name of applicant:		NatWest Group plc
Name of scheme:		NatWest Group plc Irish Sharesave Plan 2017
Period of return:	From:	1 April 2021	To:	30 September 2021
Balance of unallotted securities under scheme(s) from previous return:		500,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		500,000
Name of contact:		Mark Stevens
Telephone number of contact:		0131 556 8555

Name of applicant:		NatWest Group plc
Name of scheme:		NatWest Group plc 2010 Long Term Incentive Plan
Period of return:	From:	1 April 2021	To:	30 September 2021
Balance of unallotted securities under scheme(s) from previous return:		10,339,303
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		0 this Plan has now been closed and as a result the associated block listing has been cancelled. No allotments have been made under this plan since the last block listing return on 7 April 2021
Name of contact:		Mark Stevens
Telephone number of contact:		0131 556 8555

Name of applicant:		NatWest Group plc
Name of scheme:		The Royal Bank of Scotland Group plc 2010 Company Share Option Plan (Option 2011)
Period of return:	From:	1 April 2021	To:	30 September 2021
Balance of unallotted securities under scheme(s) from previous return:		800,000
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		0 this Plan has now been closed and as a result the associated block listing has been cancelled. No allotments have been made under this plan since the last block listing return on 7 April 2021
Name of contact:		Mark Stevens
Telephone number of contact:		0131 556 8555

Name of applicant:		NatWest Group plc
Name of scheme:		NatWest Group plc Employee Share Plan 2014
Period of return:	From:	1 April 2021	To:	30 September 2021
Balance of unallotted securities under scheme(s) from previous return:		18,607,223
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		184,000
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		18,423,223
Name of contact:		Mark Stevens
Telephone number of contact:		0131 556 8555

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 3

National Westminster Bank Plc pleads guilty to breaches of Regulations 8(1), 8(3) and 14(1) of the Money Laundering Regulations 2007

National Westminster Bank Plc ("NatWest") has today pleaded guilty to three offences under regulation 45(1) of the Money Laundering Regulations 2007 ("MLR 2007") for failure to comply with regulation 8(1) of the MLR 2007 between 7 November 2013 and 23 June 2016 and 8(3) and 14(1) of the MLR 2007 between 8 November 2012 and 23 June 2016 in relation to the accounts of a UK incorporated customer.

These regulations required the firm to determine and conduct risk sensitive ongoing monitoring of its customers for the purposes of preventing money laundering. The offences relate to operational weaknesses between 2012 and 2016 which meant that NatWest did not adequately monitor the accounts of that customer.

NatWest has cooperated fully with the FCA since its investigation began. The FCA has confirmed it will not take action against any individual current or former employee of NatWest. NatWest is not aware of, and is not anticipating, any other authority investigating its conduct in this matter.

The case has been remitted to the Crown Court for sentencing which will be determined at a subsequent hearing, expected to be in four to eight weeks' time. A provision will be made in NatWest's Q3 2021 financial accounts in anticipation of a potential fine being imposed at that hearing.

Financial crime continues to evolve, whether through fraud, scams, cyber-attacks or other criminal activity. NatWest continues to make significant, multi-year investments to strengthen and improve its overall financial crime control framework with prevention systems and capabilities. The bank has invested almost £700m in the last five years including upgrades to transaction monitoring systems, automated customer screening and new customer due diligence solutions.

NatWest currently has more than 5,000 staff in specialist financial crime roles, dedicated to detecting and preventing financial crime under the leadership and focus of a centralised bank-wide 'FinCrime Hub'. As part of its ongoing programme of investment in its people, processes and technology, NatWest's financial plans already include over £1bn to further strengthen financial crime controls over the next five years, including investment in new technologies and capabilities to further enhance Customer Due Diligence, Transaction Monitoring, Sanctions and Anti-Bribery and Corruption systems.

NatWest CEO, Alison Rose, said:
"We deeply regret that NatWest failed to adequately monitor and therefore prevent money laundering by one of our customers between 2012 and 2016. NatWest has a vital part to play in detecting and preventing financial crime and we take extremely seriously our responsibility to prevent money laundering by third parties.

"In the years since this case, we have invested significant resources and continue to enhance our efforts to effectively combat financial crime. We work tirelessly with colleagues, other banks, industry bodies, law enforcement, regulators, and governments to help find collaborative solutions to this shared challenge. These partnerships are crucial to counter the significant and evolving threat of financial crime to society."

For further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

LEI:
National Westminster Bank Plc      213800IBT39XQ9C4CP71
NatWest Group plc                         2138005O9XJIJN4JPN90

Exhibit No. 4

NatWest Group plc

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus to the NatWest Group plc £40,000,000,000 Euro Medium Term Note Programme, dated 8 October 2021.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/5481O_1-2021-10-8.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

Paul Pybus
Head of Debt Investor Relations
Tel: +44 (0) 7769161183

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc	2138005O9XJIJN4JPN90

 Exhibit No. 5

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 29 October 2021.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			29 October 2021
Ordinary Shares of £1	11,400,573,091	4	45,602,292,364
Ordinary Shares of £1 held in treasury	190,378,875	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,591,851,966		45,605,892,364

Shareholders may use the above figure (45,605,892,364) for their calculations to determine whether they are required to notify their interest in, or a change to their interest in NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 29 October 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary